Exhibit 12.1

STATEMENT REGARDING

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Years Ended December 31,				Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009		Years Ended December 31,
	2011		2010					2008	2007
	(in millions except ratios)
Fixed charges:
Interest expensed and capitalized, amortization of debt issuance costs and discount on all indebtedness	$25.8		$23.3		$1.3	$31.2		$76.5	$61.4
Rent expense	2.8		4.1		0.8	3.9		4.5	3.9
Preferred stock dividend requirements of consolidated subsidiaries	—		—		—	6.3		13.3	12.0

Total fixed charges	28.6		27.4		2.1	41.4		94.2	77.3
Earnings:
Income (loss) from continuing operations before income taxes operations before income taxes	29.8		82.5		(0.5)	841.8		(314.3)	(120.0)
Add:
Fixed charges	28.6		27.4		2.1	41.4		94.2	77.3
Amortization of capitalized interest	—		—		—	0.0		0.1	0.1
Less:
Interest capitalized	—		—		—	—		—	—
Preferred unit dividend requirements of consolidated subsidiaries	—		—		—	(6.3)		(13.3)	(12.0)

Total earnings plus fixed charges	58.5		109.9		1.6	877.0		(233.2)	(54.6)

Ratio of earnings to fixed charges	2.0	x	4.0	x	—	21.2	x	—	—

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Successor	Predecessor
	Two- Month Period Ended December 31, 2009	Years Ended December 31,
		2008	2007
	(in millions)
Deficiencies	$0.5	$327.5	$132.0